STATEMENT OF INVESTMENTS

Dreyfus Cash Management Plus, Inc.

April 30, 2007 (Unaudited)

Negotiable Bank Certificates of Deposit--22.4%	Principal Amount ($)	Value ($)
Banca Monte dei Paschi di Siena SpA (London)		
5.31%, 5/14/07	200,000,000	200,000,000
Banco Bilbao Vizcaya Argentaria Puerto Rico (Yankee)		
5.30% - 5.31%, 5/31/07 - 6/1/07	280,000,000	280,000,000
Barclays Bank PLC (Yankee)		
5.25%, 6/8/07	350,000,000	350,000,000
Bayerische Hypo-und Vereinsbank AG (Yankee)		
5.31%, 5/15/07	50,000,000	50,000,000
Calyon (Yankee)		
5.33%, 5/10/07	415,000,000	415,000,000
HBOS Treasury Services PLC (London)		
5.30%, 9/4/07	35,000,000	35,000,000
HSH Nordbank AG (Yankee)		
5.30%, 8/1/07	300,000,000 a	300,000,000
Mizuho Corporate Bank Ltd. (Yankee)		
5.30%, 9/4/07	100,000,000	100,000,000
UniCredito Italiano SpA (Yankee)		
5.32%, 5/7/07	135,000,000	134,999,930
Union Bank of California, N.A.		
5.27% - 5.32%, 5/29/07 - 8/27/07	460,000,000	459,999,962
Total Negotiable Bank Certificates of Deposit		
(cost $2,324,999,892)		**2,324,999,892**
Commercial Paper--45.5%		
Alliance & Leicester PLC		
5.31%, 6/26/07	56,124,000	55,668,273
Amstel Funding Corp.		
5.22%, 6/13/07	15,000,000 a	14,907,192
Amsterdam Funding Corp.		
5.31%, 5/3/07	250,750,000 a	250,677,282
Aquinas Funding LLC		
5.26% - 5.30%, 6/5/07	88,608,000 a	88,157,884
ASB Finance Ltd.		
5.25% - 5.31%, 5/30/07 - 7/17/07	152,000,000 a	151,004,751
Atlantis One Funding Corp.		
5.30%, 6/4/07	136,274,000 a	135,601,526
Bank of America Corp.		
5.25% - 5.27%, 5/7/07 - 6/15/07	102,000,000	101,844,525
Barclays U.S. Funding Corp.		
5.25%, 6/7/07	10,000,000	9,946,402
CAFCO LLC		
5.26%, 6/8/07	10,000,000 a	9,944,900
CHARTA LLC		
5.26% - 5.31%, 5/2/07 - 6/8/07	210,000,000 a	209,784,928
Citigroup Funding Inc.		
5.27%, 5/4/07	15,000,000	14,993,425
Concord Minutemen Capital Co. LLC		

5.31%, 5/14/07	176,972,000 [a]	176,637,130
CRC Funding LLC		
5.31%, 5/11/07	200,000,000 [a]	199,709,167
Daimler Chrysler Revolving Auto Conduit LLC		
5.26% - 5.31%, 5/4/07 - 5/18/07	62,374,000	62,240,033
Daimler Chrysler Revolving Auto Conduit LLC, Ser. II		
5.31%, 5/18/07	51,251,000	51,124,182
DEPFA BANK PLC		
5.31%, 7/18/07	300,000,000 [a]	296,597,250
Dexia Delaware LLC		
5.25%, 6/4/07	15,000,000	14,926,121
FCAR Owner Trust, Ser. I		
5.31%, 5/14/07	50,000,000	49,905,389
Gemini Securitization Corp., LLC		
5.30%, 5/31/07	50,000,000 [a]	49,782,083
Govco Inc.		
5.20% - 5.31%, 5/11/07 - 5/15/07	60,000,000 [a]	59,907,078
Harrier Finance Funding Ltd.		
5.26% - 5.31%, 5/3/07 - 6/13/07	194,169,000 [a]	194,023,267
HBOS Treasury Services PLC		
5.31%, 5/10/07 - 5/16/07	468,348,000	467,514,181
ING America Insurance Holdings Inc.		
5.31%, 5/14/07	85,000,000	84,839,161
K2 (USA) LLC		
5.31%, 5/24/07	29,500,000 [a]	29,401,241
Kredietbank N.A. Finance Corp.		
5.31%, 5/14/07 - 5/25/07	77,510,000	77,287,265
Liquid Funding Ltd.		
5.32% - 5.33%, 5/16/07 - 7/5/07	84,900,000 [a]	84,280,859
Mane Funding Corp.		
5.28%, 6/19/07	15,000,000 [a]	14,893,220
Nationwide Building Society		
5.31%, 7/18/07	49,000,000	48,444,217
Northern Rock PLC		
5.31%, 5/8/07 - 5/16/07	144,100,000	143,865,778
Picaros Funding LLC		
5.27%, 6/5/07	15,000,000 [a]	14,923,729
Raiffeisen Zentralbank Oesterreich		
5.31% - 5.32%, 5/14/07 - 7/30/07	459,842,000	457,358,007
Regency Markets No. 1 LLC		
5.31%, 5/15/07	140,000,000 [a]	139,714,711
Scaldis Capital Ltd.		
5.32%, 7/25/07	50,000,000 [a]	49,385,521
Sigma Finance Inc.		
5.32%, 5/1/07	35,000,000 [a]	35,000,000
Simba Funding Corp.		
5.28% - 5.31%, 5/14/07 - 6/18/07	64,371,000 [a]	64,172,979
Skandinaviska Enskilda Banken AB		
5.20%, 5/10/07	10,000,000	9,987,037
Societe Generale N.A. Inc.		
5.25% - 5.31%, 5/8/07 - 6/6/07	410,000,000	408,517,996
Solitaire Funding Ltd.		

5.30%, 6/1/07	70,000,000 a	69,684,747
Stadshypotek Delaware Inc.		
5.25%, 5/7/07	10,400,000 a	10,390,918
Swedbank (ForeningsSparbanken AB)		
5.31%, 5/31/07	250,000,000	248,909,375
Thames Asset Global Securitization No. 1 Inc.		
5.31%, 5/10/07	63,927,000 a	63,843,176
Total Commercial Paper		
(cost $4,719,796,906)		**4,719,796,906**
Corporate Notes--8.1%		
Bank of America N.A.		
5.32%, 5/25/07	375,000,000 b	375,000,000
General Electric Capital Corp.		
5.28%, 5/25/07	100,000,000 b	100,000,000
Harrier Finance Funding Ltd.		
5.31%, 5/18/07	75,000,000 a,b	74,999,785
Links Finance LLC		
5.33%, 10/16/07 - 10/30/07	110,000,000 a,b	109,994,898
Morgan Stanley		
5.48%, 1/18/08	10,000,000 b	10,010,752
Sigma Finance Inc.		
5.33%, 8/15/07	175,000,000 a,b	174,997,459
Total Corporate Notes		
(cost $845,002,894)		**845,002,894**
Promissory Note--3.1%		
Goldman Sachs Group Inc.		
5.45%, 5/2/07		
(cost $325,000,000)	325,000,000	**325,000,000**
Time Deposits--9.2%		
Deutsche Bank Financial LLC (Grand Cayman)		
5.29%, 5/1/07	300,000,000	300,000,000
HSH Nordbank AG (Grand Cayman)		
5.31%, 5/1/07	200,000,000	200,000,000
Landesbank Hessen-Thuringen Girozentrale (Grand Cayman)		
5.31%, 5/1/07	200,000,000	200,000,000
Nordea Bank Finland PLC (Grand Cayman)		
5.28%, 5/1/07	150,000,000	150,000,000
Regions Bank (Grand Cayman)		
5.25%, 5/1/07	101,000,000	101,000,000
Total Time Deposits		
(cost $951,000,000)		**951,000,000**
Repurchase Agreements--11.8%		
Banc of America Securities LLC		
5.37%, dated 4/30/07, due 5/1/07 in the amount of		
$30,004,475 (fully collateralized by $29,382,045		
Corporate Bonds, 8.20%, due 8/15/11, value		
$31,500,001)	30,000,000	30,000,000
Barclays Financial LLC		
5.36%, dated 4/30/07, due 5/1/07 in the amount of		
$125,018,620 (fully collateralized by $125,518,677		
Corporate Bonds, 5.10%-8%, due 11/15/08-1/15/33,		

value $128,750,001)	125,000,000	125,000,000
Credit Suisse (USA) Inc.		
5.39%, dated 4/30/07, due 5/1/07 in the amount of		
$200,029,958 (fully collateralized by $192,805,000		
Corporate Bonds, 4.625%-8.375%, due 8/15/11-3/15/37,		
value $206,004,461)	200,000,000	200,000,000
Greenwich Capital Markets		
5.38%, dated 4/30/07, due 5/1/07 in the amount of		
$375,056,068 (fully collateralized by $574,841,261		
Corporate Bonds, 0%-9.31%, due 12/15/10-4/13/47,		
value $382,934,919 and $42,870,000 Federal National		
Mortgage Association, Pass Thru Certificates, 0%-5.38%,		
dated 7/25/32-1/17/40, value $3,316,721)	375,000,000	375,000,000
Lehman Brothers Inc.		
5.31%, dated 4/30/07, due 5/1/07 in the amount of		
$100,014,750 (fully collateralized by $79,299,566		
Corporate Bonds, 6.25%-13.70%, due 2/3/09-12/15/25,		
value $81,589,988 and $23,165,000 Corporate Notes,		
9.60%-13.355%, due 1/9/08-11/24/08, value $23,384,651)	100,000,000	100,000,000
Merrill Lynch & Co. Inc.		
5.36%, dated 4/30/07, due 5/1/07 in the amount of		
$200,029,792 (fully collateralized by $412,005,000		
Corporate Bonds, 0%, due 5/5/53-10/5/53, value		
$206,002,500)	200,000,000	200,000,000
Merrill Lynch & Co. Inc.		
5.27%, dated 4/30/07, due 5/1/07 in the amount of		
$200,029,278 (fully collateralized by $190,306,000		
Corporate Bonds, 4.75%-6.97%, due 5/1/09-12/5/43,		
value $183,553,353 and $22,435,960 Corporate Notes,		
3.50%-5.40%, due 1/11/08-5/1/08, value $22,447,304)	200,000,000	200,000,000
Total Repurchase Agreements		
(cost $1,230,000,000)		**1,230,000,000**
Total Investments (cost $10,395,799,692)	**100.1%**	**10,395,799,692**
Liabilities, Less Cash and Receivables	**(.1%)**	**(6,244,616)**
Net Assets	**100.0%**	**10,389,555,076**

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in
transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2007, these securities
amounted to $3,072,417,681 or 29.6% of net assets.

b   Variable rate security--interest rate subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual
reports previously filed with the Securities and Exchange Commission on Form N-CSR.